Call-Net Enterprises to Release Q1 2004 Results at the Company’s Annual Meeting, May 6, 2004

     TORONTO, April 13 /CNW/ — Call-Net Enterprises Inc. (TSX: FON, FON.B) will release its first quarter 2004 results before the markets open on Thursday, May 6, 2004.

     Later that day, the Company will hold its annual and special meeting of shareholders at 2:00 p.m. (ET) in the Imperial Room of the Fairmont Royal York Hotel in Toronto. Following the meeting, at 3:30 p.m., the Company will host its quarterly conference call. Bill Linton, president and chief executive officer and Roy Graydon, executive vice president and chief financial officer will participate in the call.

Annual and Special Meeting of Shareholders:
Date:	Thursday, May 6, 2004
Time:	2:00 p.m. ET
Location:	Fairmont Royal York Hotel, Imperial Room
Webcast:	www.callnet.ca or http://webevents.broadcast.com/cnw/callnet20040506
Quarterly Conference Call:
Date:	Thursday, May 6, 2004
Time:	3:30 p.m. ET
Access Number:	416-695-5259 or toll free at 1-877-888-7019
Confirmation Number:	T492927S
Webcast:	www.callnet.ca or http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=775940
Attend in person:	Fairmont Royal York Hotel, Imperial Room 100 Front Street West, Toronto

     The conference call will be a question and answer session only. Participants are encouraged to join the annual and special meeting in person or via webcast prior to the quarterly conference call.

           Replay: 416-695-5275 or toll free at 1-888-509-0081 until May 13, 2004 The audio webcast will be archived at www.callnet.ca

     To participate in the conference call, please call the access number ten minutes prior to the scheduled start time and request Call-Net’s first quarter results teleconference. If you require assistance during the conference call, you can reach an operator by pressing ‘0’.

     About Call-Net Enterprises Inc.

     Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data and IP services to households and businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 134 co-locations in five major urban areas including 25 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.